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Exhibit 1

ANNUAL INFORMATION FORM
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

March 23, 2005

TABLE OF CONTENTS

ITEM 1.	CORPORATE STRUCTURE			4
	1.1	NAME AND INCORPORATION		4
	1.2	INTERCORPORATE RELATIONSHIPS		4
ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS			5
	2.1	THREE YEAR HISTORY		5
	2.2	SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS		6
ITEM 3.	DESCRIPTION OF THE BUSINESS			6
	3.1	BIOPHARMACEUTICAL ACTIVITIES		7
		3.1.1	Pipeline Table	8
		3.1.2	LHRH Antagonists	9
		3.1.3	Signal Transduction Inhibitors	14
		3.1.4	Cytotoxic Conjugates and Cytotoxics	19
		3.1.5	Tubulin Inhibitors / Vascular Targeting Agents	20
		3.1.6	GH-RH Modulators	22
		3.1.7	Drug Discovery	23
		3.1.8	Strategic Alliances	23
		3.1.9	Growth Strategy	26
	3.2	ATRIUM BIOTECHNOLOGIES INC.		26
		3.2.1	Company Overview	26
		3.2.2	Growth Strategy	27
		3.2.3	Products	28
		3.2.4	Competition	30
		3.2.5	Manufacturing and Supply	31
	3.3	RISK FACTORS		31
ITEM 4.	DIVIDENDS			32
	4.1	DIVIDENDS		32
ITEM 5.	GENERAL DESCRIPTION OF CAPITAL STRUCTURE			32
	5.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE		32
ITEM 6.	MARKET FOR SECURITIES			32
	6.1	TRADING PRICE AND VOLUME		32
ITEM 7.	ESCROWED SECURITIES			33
	7.1	ESCROWED SECURITIES		33
ITEM 8.	DIRECTORS AND OFFICERS			33
	8.1	DIRECTORS		33
	8.2	EXECUTIVE OFFICERS		35
	8.3	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS		36
ITEM 9.	LEGAL PROCEEDINGS			37
	9.1	LEGAL PROCEEDINGS		37
ITEM 10.	TRANSFER AGENT AND REGISTRAR			37
	10.1	TRANSFER AGENT AND REGISTRAR		37

ITEM 11.	MATERIAL CONTRACTS		37
	11.1	MATERIAL CONTRACTS	37
ITEM 12.	INTERESTS OF EXPERTS AND AUDIT COMMITTEE DISCLOSURE		37
	12.1	NAMES AND INTEREST OF EXPERTS AND AUDIT COMMITTEE DISCLOSURE	37
ITEM 13.	ADDITIONAL INFORMATION		37
	13.1	ADDITIONAL INFORMATION	37
ITEM 14.	FORWARD-LOOKING STATEMENTS		38
	14.1	FORWARD-LOOKING STATEMENTS	38

As used in this Annual Information Form, all references to "Æterna Zentaris", the "Company", "we", "us", "our" or similar terms are to Æterna Zentaris Inc., and unless otherwise indicated, all dollar amounts are in Canadian currency.

ITEM 1.    CORPORATE STRUCTURE

1.1    NAME AND INCORPORATION

The Company was incorporated on September 12, 1990, pursuant to the Canada Business Corporations Act under the corporate name of 171162 Canada Inc., which name was changed under Articles of Amendment dated September 26, 1991 to "Les Laboratoires Æterna inc.". On May 26, 2004, the Company modified its Articles of Amendment to change its name to Æterna Zentaris Inc.("Æterna Zentaris") as well as to:

  i)
  create a new class of shares, being an unlimited number of Common Shares;

  ii)
  exchange each issued and outstanding Subordinate Voting Share for one Common Share; and

  iii)
  cancel the Subordinate Voting Shares and the Multiple Voting Shares as a class.

The authorized share capital of the Company consists of an unlimited number of Common Shares, an unlimited number of First Preferred Shares, issuable in series, and an unlimited number of Second Preferred Shares, issuable in series.

Our head office is located at 1405 Parc-Technologique Blvd., Quebec City, Quebec, Canada G1P 4P5. Our telephone number is (418) 652-8525 and our facsimile number is (418) 652-0881. Our web site is www.aeternazentaris.com.

1.2    INTERCORPORATE RELATIONSHIPS

As indicated below, Æterna Zentaris, based in Canada, has three directly owned subsidiaries, being Zentaris GmbH ("Zentaris") based in Germany, Echelon Biosciences, Inc. ("Echelon") based in USA and Atrium Biotechnologies Inc. ("Atrium") based in Canada. We are organized into three operating segments. A biopharmaceutical segment operated by Æterna Zentaris, Zentaris and Echelon; an Active Ingredients & Specialty Chemicals Division and a Health & Nutrition Division which are operated by Atrium.

Æterna Zentaris is the sole holder of Multiple Voting Shares issued by Atrium and these shares will be automatically converted into Subordinate Voting Shares on a one-for-one basis: i) upon any transfer thereof, subject to limited exceptions; ii) within five years from the closing date of Atrium's initial public offering; and iii) in certain other circumstances, including a change of control of the Company. Æterna Zentaris holds 75.5% of the voting rights and a 61.1% equity interest in Atrium. SGF Soquia inc. and Solidarity Fund (QFL) hold Atrium Subordinate Voting Shares, which confer to each of them 22.7% and 10.9%, respectively, of the equity interests in Atrium.

The following chart depicts Æterna Zentaris and its subsidiaries as of March 23, 2005:

ITEM 2.    GENERAL DEVELOPMENT OF THE BUSINESS

2.1    THREE YEAR HISTORY

At the beginning of Year 2002, the Company was actively pursuing its strategic plan which included, in particular, business risk diversification by improving its development product pipeline. As part of that strategy, in April 2002, Æterna Zentaris completed private placements financing for an aggregate amount of $57 million. The use of proceed was partly going to be dedicated to acquisition of innovative technologies or oncology companies.

On December 30, 2002, we acquired 100% of Zentaris AG, a biopharmaceutical company based in Germany. Zentaris is dedicated to oncology, endocrine and anti-infective therapy with a proven expertise in drug discovery, pharmaceutical development and marketing. This acquisition brought us a broad product pipeline, which leverages five different therapeutic approaches, including the use of Luteinizing Hormone Releasing Hormone (LHRH) antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for in vitro fertilization under the brand name Cetrotide®. Cetrorelix is also in late stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers. Furthermore, the acquisition also brought us several other preclinical and clinical programs that are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partners, as well as by an important drug discovery unit which includes a library of nearly 100,000 molecules.

In May 2004, we changed our name to Æterna Zentaris Inc. in order to recognize the contribution of the Zentaris pipeline and to reflect the new international scope of the Company.

In early January 2005, we acquired all of the issued and outstanding shares of Echelon, a privately-held biotech company based in Salt Lake City, Utah, USA, for a purchase price of up to US$5.6 million. On closing the deal, we paid US$3.2 million (US$2.7 million) by the treasury issuance of 443,905 Common Shares. This acquisition is subject to contingent payments specified in the agreement for approximately $4.2 million (US$3.5 million) of which an amount of $3.5 million (US$2.9 million) will be payable in shares and the balance of $0.7 million (US$0.6 million) is payable in cash at the latest in January 2008, once the conditions will have been met. Echelon's product pipeline is focused on the rapidly emerging field of transduction signalling technology thus mainly providing us a complementary strategic fit for perifosine, our lead compound in our signal transduction inhibitor approach in oncology. Echelon has early therapeutic leads (mostly direct PI3K inhibitors) against some forms of cancer. Furthermore, Echelon markets chemical reagents and its sales reached nearly US$2.2 million during the last twelve months ended December 31, 2004.

We own 61.1% of Atrium Biotechnologies Inc., which was created at the end of 1999 to develop, manufacture and market active ingredients, specialty chemicals and finished products in the health and personal care industry. As part of its growth strategy, Atrium initiated an acquisition program and completed several acquisitions such as, Unipex (France) in July 2001, Interchemical S.A. and Chimiray S.A. (France) in August 2003, Siricie S.A. (France) in November 2003, Pure Encapsulations, Inc. (United States) in March 2004 and, more recently, in January 2005, MultiChem (Canada).

In January 2005, Atrium completed the acquisition of the operating assets of MultiChem Import Export Inc. and MultiChem Trading Inc. ("Multichem") for a total consideration of approximately $22.8 million of which $1.4 million was paid in cash and the balance was financed through a revolving credit facility. The acquisition is subject to contingent payments of approximately $1.5 million. Founded in 1985, MultiChem is a privately-held Canadian company specialized in the marketing of active ingredients and specialty chemicals. It has a portfolio of over 400 products sold to more than 500 customers in Canada and the North Eastern United States through its offices in Montreal and Toronto. For the fiscal year ended August 31, 2004, MultiChem sales exceeded $65 million. The MultiChem acquisition allows Atrium to significantly increase its presence on the North American market in the active ingredients and specialty chemicals sector.

On February 17, 2005, Atrium filed a preliminary prospectus in each of the provinces of Canada in connection with an initial public offering of subordinate voting shares. The proceeds from the treasury offering will be used by Atrium primarily to pursue its acquisition strategy and for general corporate purposes.

2.2    SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

On March 1, 2004, our subsidiary, Atrium, acquired all the operating assets of Pure Encapsulations, Inc. ("Pure Encapsulations") for an aggregate consideration of nearly $50.9 million (US$38 million) of which $46.2 million (US$35.6 million) was paid in cash and $3.3 million (US$2.4 million) remains as a balance of purchase price. Founded in 1991, Pure Encapsulations is a privately-held company based in Sudbury, Massachusetts. Its activities are focused mainly on the development, manufacturing and marketing of nutritional supplements. Its more than 270 unique and innovative products are available through a network of more than 36,000 physicians and other healthcare professionals. Atrium financed this acquisition through a credit facility of $27 million provided by Royal Bank of Canada, a subordinated loan of $13.4 million by Solidarity Fund (QFL), and a subordinated loan of $6.7 million by Æterna Zentaris. The balance was paid through available cash. This acquisition was accounted for using the purchase method and the results of operations have been included in the statement of operations since the date of acquisition, being March 1, 2004.

ITEM 3.    DESCRIPTION OF THE BUSINESS

The Company operates in three segments of operations which are: (i) Biopharmaceutical; (ii) Active Ingredients & Specialty Chemicals; and (iii) Health and Nutrition.

Æterna Zentaris, along with its wholly-owned subsidiaries Zentaris and Echelon, constitute the Biopharmaceutical segment or activities. This segment focuses on the development and marketing of therapies for cancer, endocrine disorders and infectious diseases. We offer a broad product pipeline through five therapeutic approaches.

Our subsidiary Atrium, together with its subsidiaries, including Unipex, Multichem and Pure Encapsulations, operates the two other business segments. The Active Ingredients & Specialty Chemicals Division offers value-added products that include high-value proprietary active ingredients developed, acquired or in-licensed by Atrium. Through the Health & Nutrition Division, Atrium develops, manufactures and markets proprietary Health & Nutrition finished products.

3.1    BIOPHARMACEUTICAL ACTIVITIES

We dedicate our biopharmaceutical activities to oncology, endocrine disorders and anti-infective therapy. We believe that we have a proven expertise in drug discovery, pharmaceutical development and marketing. We offer a broad product pipeline which leverages five different therapeutic approaches such as: Luteinizing Hormone Releasing Hormone (LHRH) antagonists, signal transduction inhibitors, cytotoxic conjugates and cytotoxics, tubulin inhibitors/vascular targeting agents and growth hormone modulators. The lead LHRH antagonist compound, cetrorelix, is currently marketed by our partner Serono for in vitro fertilization under the brand name Cetrotide®. Solvay Pharmaceuticals, our worldwide (ex-Japan) exclusive partner, and Shionogi/Nippon Kayaku, our Japan exclusive partners for cetrorelix in endometriosis, BPH and uterine myoma, have decided to fully advance cetrorelix in late stage clinical development. D-63153 is another LHRH antagonist which is in phase II development for BPH and prostate cancer. The signal transduction inhibitor approach includes perifosine, an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers as well as Impavido® (miltefosine) which is marketed for visceral leishmaniasis, a parasitic infection, also know as black fever. In the three other therapeutic approaches, several other preclinical and clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and development partners. We benefit from an important drug discovery unit which includes high throughput screening systems and a library of nearly 100,000 compounds.

The Company's research and development activities in the biopharmaceutical sector commenced in 1992. By 2002, we focused our efforts on the development of treatments for oncology and we initiated an acquisition program to offer additional value-creation prospects while diversifying the risks associated with the product development process.

In December 2002, the Company completed the acquisition of Zentaris from Degussa AG. Zentaris is a clinical-research driven biopharmaceutical company with a focus on the treatment of malignant and benign hyperproliferative disorders. Zentaris was part of the former oncology division and drug discovery unit of Asta Medica, and it can therefore build on many years of research experience and pharmaceutical development in oncology, endocrinology and anti-infectives.

On January 5, 2005, we acquired Echelon, a biotech company based in Salt Lake City, Utah. Echelon's product pipeline is focused on the rapidly emerging field of signal transduction. It develops small molecule agonists and antagonists to enzyme targets and lipid-protein signaling interactions which are new and potentially important therapeutic targets. These products and technologies are complementary to our signal transduction inhibitor approach. Furthermore, Echelon is a developer and marketer of biological assays, kits and reagents to both academia and industry customers.

We now have a deeply layered portfolio of over 20 active substances and product candidates at different phases of development such as, drug discovery, preclinical, clinical and marketed. It is one of our goals to further expand and develop this portfolio with internal resources or through various forms of partnerships.

Products	Indications	Preclinical	Phase I	Phase II	Phase III	Marketed	Partners
LHRH ANTAGONISTS							
Cetrotide® (cetrorelix)	*In vitro* fertilization (IVF)					●	Serono (worldwide except Japan) & Shionogi / Nippon Kayaku (Japan)
Cetrorelix	Endometriosis				●		Solvay (worldwide except Japan) Shionogi / Nippon Kayaku (Japan)
	Benign prostatic hyperplasia (BPH)			●			
	Uterine myoma			●			
D-63153	Prostate cancer			●			Spectrum Pharmaceuticals (North America, India)
	BPH			●			
Teverelix	Prostate cancer			●			Ardana Bioscience (worldwide)
	BPH			●			
LHRH peptidomimetics	Solid tumors and endocrine disorders	●					Solvay (worldwide gynaecology and BPH)
SIGNAL TRANSDUCTION INHIBITORS							
Perifosine	Multiple cancers			●			Keryx Biopharmaceuticals (N. America), US NCI & Netherlands NCI
Impavido® (miltefosine)	Visceral leishmaniasis (black fever)					●	WHO (India & Bangladesh), German Remedies (India & Bangladesh), Roche (Brazil), Nimrall (Pakistan & Afghanistan), Tecnofarma (South America), Paesel + Lorei (Germany), action medeor (NGOs)
	Cutaneous leishmaniasis (parasitic skin disease)					●	
PI3K inhibitors	Multiple cancers	●					
Erucyl-phosphocholine	Multiple cancers	●					Keryx Biopharmaceuticals (NA, South Africa, Israel, Australia, New Zealand)
CYTOTOXIC CONJUGATES AND CYTOTOXICS							
AN-152	Ovarian, endometrium, breast cancer		●				
AN-238	Solid tumors	●					
AN-215	Solid tumors	●					
Lobaplatin	SCLC, CML, breast			●			Hainan Chang An (China)
Disorazol E1	Solid tumors	●					
TUBULIN INHIBITORS / VASCULAR TARGETING AGENTS							
ZEN-017	Solid tumors	●					
ZEN-014	Solid tumors	●					
Neovastat	Non-small cell lung cancer				●		Atrium Biotechnologies, US NCI, LG Life Sciences, Mayne Group, Grupo Ferrer
RC-3095	Multiple cancers			●			
GROWTH HORMONE MODULATORS							
EP-1572	TBD		●				Ardana Bioscience (worldwide)
Ghrelin receptor antagonists	Obesity	●					
GH-RH antagonists	TBD	●

3.1.2    LHRH Antagonists

Cetrorelix

Cetrorelix is a peptide-based active substance which was developed in cooperation with Nobel Laureate Professor Andrew Schally of Tulane University in New Orleans. The drug product is an LHRH antagonist (LHRH also known as GnRH) that blocks the pituitary LHRH receptors resulting in a rapid decrease of sex hormone levels. Moreover, cetrorelix allows the LHRH receptors on the pituitary gland to be blocked gradually. Conversely, the side effects associated with using agonists and total hormone withdrawal can be avoided in conditions that do not require a castrating degree of hormone withdrawal. Therefore, in contrast to treatment with agonists, LHRH antagonists permit dose-dependent hormone suppression which is of critical importance for the tolerability of hormonal therapy.

The mode of action of cetrorelix and the distinction between LHRH agonists/antagonists

LHRH is released by the hypothalamus in the brain and controls the production of sex hormones, (i.e. testosterone in the testes and estrogen and progesterone in ovaries) via the activation of LHRH receptors located on the pituitary gland (hypophysis).

When using LHRH agonists, the LHRH receptors on the pituitary gland are stimulated leading to an initial increased secretion of the hormones LH and FSH, which in turn regulate formation of testosterone and estrogens. The agonists "flare-up" effect can last up to three weeks until the pituitary markedly decreases the release of LH and FSH by desensitization and depletion of LHRH receptors (i.e. down-regulation) resulting in a considerable drop in testosterone and estrogen levels. Though the initial flare-up effect is limited in time, it can sometimes cause, depending on the nature and stage of the particular disorder, considerable additional symptoms or even life-threatening complications, which in turn require additional therapeutic intervention. By simultaneous administration of further drugs, the flare-up effect can be attenuated. However, this additional treatment also bears the risk of certain side effects, e.g. disturbances of the function of the stomach, intestines and liver.

During full hormone suppression, LHRH agonists reduce the male sex hormones to values below castration level. In women, the hormone levels are far below the values observed after the end of the climacteric. Treatment with an LHRH agonist, therefore, is regularly associated with side effects such as hot flushes, depression, muscle weakness, loss of libido and, particularly in women, osteoporosis and ovarian cysts. At the end of treatment, it takes several weeks for the hormone function to return to normal ranges. At the same time, an excessive rebound effect can lead to renewed deterioration of the symptoms.

On the other hand, we believe that cetrorelix, as a LHRH Antagonist, because of its different mode of action, can avoid the side effects associated with the administration of agonists. Since LHRH antagonists have a rapid onset, the treatment time with cetrorelix can be much shorter than with agonists. Moreover, in various clinical studies, the effect of cetrorelix therapy lasted much longer than the hormone suppression, which consequently confirms the new therapeutic principle of intermittent treatment. Periods with moderate and well-tolerated hormonal suppression can be followed by intervals without treatment during which side effects are avoided. Since there is no necessity for long-term therapy and the overall treatment time is much shorter, the risks of side effects are also reduced. In particular, we also believe that the risk of osteoporosis in women taking the cetrorelix therapy regimen is diminished.

Cetrorelix might therefore be useful in a variety of malignant and non-malignant indications in which a suppression of the pituitary-gonadal axis is desired. The degree of suppression of gonadotrophins and sex steroids required is dependent on the clinical circumstances and disease treated. For example, in patients undergoing controlled ovarian stimulation (COS) for assisted reproductive techniques (ART), endogenous gonadotrophin secretion has to be controlled, whereas development of the follicle must not be adversely affected.

Cetrorelix In Vitro Fertilization (COS/ART)

Cetrorelix is the first LHRH antagonist which was approved for therapeutic use as part of in vitro fertilization programs in Europe and was launched on the market under the trade name Cetrotide® (cetrorelix acetate) in 1999 by our partner Serono. In women who undergo controlled ovarian stimulation (COS) for recovery of ovocytes for subsequent fertilization, Cetrotide® prevents premature ovulation. LHRH is a naturally occurring hormone produced by the brain to control the secretion of LH and, therefore, final egg maturation and ovulation. Cetrotide® is designed to prevent LH production by the pituitary gland and to delay the hormonal event, known as the "LH Surge" which could cause eggs to be released too early in the cycle reducing the opportunity to retrieve the eggs for the assisted reproductive techniques (ART) procedure.

In comparison with LHRH agonists that require a much longer pre-treatment, the use of our LHRH antagonist, Cetrotide®, permits the physician to interfere in the hormone regulation of the women undergoing treatment much more selectively and within a shorter time.

The effectiveness of Cetrotide® has been examined in five clinical trials (two Phase II and three Phase III trials). Two dose regimens were investigated in these trials: either a single dose per treatment cycle or multiple dosing. In the Phase II studies, a single dose of 3 mg was established as the minimal effective dose for the inhibition of premature LH surges with a protection period of at least four days. When Cetrotide® is administered in a multi-dose regimen, 0.25 mg was established as the minimal effective dose. The extent and duration of LH suppression was found to be dose dependent. In the Phase III program, efficacy of the single 3 mg dose regimen and the multiple 0.25 mg dose regimen was established separately in two controlled studies utilizing active comparators. A third non-comparative study evaluated only the multiple 0.25 mg dose regimen of Cetrotide®. In the five Phase II and Phase III trials, 184 pregnancies were reported out of a total of 732 patients (including 21 pregnancies following the replacement of frozen-thawed embryos). In these studies, drug related side effects were limited to a low incidence of injected site reactions; however, none of them was serious — like an allergic type of reaction — or required withdrawal from treatment. No drug-related allergic reactions were reported from these clinical studies.

Cetrotide® is the only LHRH antagonist that is available in two dosing regimens. With an immediate onset of action Cetrotide® permits precise control — a single dose (3 mg), which controls the LH surge for up to four days, or a daily dose (0.25 mg) given over a short period of time (usually five to seven days). The treatment with Cetrotide® can be accomplished during a one-month cycle with a simplified, more convenient and shorter treatment requiring fewer injections than LHRH agonists.

Cetrotide® is marketed in a 3 mg and a 0.25 mg subcutaneous injection as cetrorelix acetate by Serono in the US and Europe. Approval for Cetrotide® in Japan is pending. The market competitor is Ganirelix (Antagon™/Orgalutran®) from Akzo (Organon) indicated for the inhibition of premature LH surges in women undergoing controlled ovarian hyperstimulation.

Clinical Development Overview of Cetrorelix

In October 2004, cetrorelix completed an extensive seven Phase II-trial program in urology and gynaecology, a significant part of which is being sponsored by our partner Solvay Pharmaceuticals.

Cetrorelix in Benign Prostatic Hyperplasia (BPH)

BPH is a hormone driven enlargement of the male prostate gland. The prostate is located directly at the vesicle outlet in the male surrounding the first part of the urethra. The enlargement puts pressure on the urethra, causing difficulty in urinating. BPH is classified into three stages according to symptoms: 1) the irritant phase, where the patient suffers dysuria (pain when urinating) and nocturia (the urge to urinate during the night); 2) residual urine occurring in the bladder thus increasing problems during urinating; and 3) overflow of the bladder. These can result in formation of bladder stones, congestion of urine, and engorged kidneys; which can in turn lead to life-threatening kidney damage. Enlargement of the male prostate is controlled by testosterone. Testosterone is generally responsible for the proper functioning of the prostate. With increasing age, testosterone can cause benign cell growth. The development of BPH is caused by an imbalance of testosterone and aging.

Because LHRH agonists decrease testosterone to castration levels, treatment of BPH with agonists is not convenient and therefore not the best approach. Drug therapy with plant-based drugs, alpha-receptor or alpha-reductase blocker is possible but the plant-based and alpha-receptor blockers cannot delay further prostate growth. They merely improve the symptoms in 50% of patients. Treatment with alpha-reductase blockers decreases the size of the prostate; however, this form of therapy is successful only in patients with a greatly increased prostate volume and only after a treatment period of at least 6 months. In contrast, cetrorelix improves the symptoms of BPH and reduces the size of the prostate after a short treatment period without chemical castration. The effects are independent of the prostate volume and are maintained for a long period following treatment withdrawal.

BPH Clinical Trials

All studies performed so far in patients with symptomatic BPH revealed that cetrorelix is therapeutically active in this indication as demonstrated by an improvement in symptoms as assessed primarily by the I-PSS (International Prostate Symptom Score) as well as an increase in urinary peak flow rate and a reduction in prostate volume. Cetrorelix has been shown to suppress the formation of the male sex hormone testosterone, which plays a principal role in cell growth of the prostate.

On April 29 and May 25, 2004, we announced the results for two placebo-controlled Phase II trials that were conducted in BPH. As early as one month following initiation of therapy, both trials demonstrated improvement of clinical symptoms, classified and graded according to the IPSS which was paralleled by an increase in maximum uroflow in patients receiving cetrorelix treatment group, compared with patients on placebo group. The positive effect lasted three months without additional administration of cetrorelix. Furthermore, the use of cetrorelix was associated with a slight reduction of prostate size and did not have an adverse influence on sexual activity or libido.

On October 7, 2004, we announced additionnal results for cetrorelix in BPH, which was a randomized, double-blind, placebo-controlled trial that enrolled patients with symptomatic and objectively defined BPH (decreased urine flow). This trial was conducted in Europe, under the coordination of Professor Frans MJ Debruyne from the Department of Urology, University Medical Center in Nijmegen. During a run-in period, all patients received two intramuscular injections of placebo, two weeks apart. Thereafter, 250 patients with persisting symptomatic BPH were randomized into five equal groups receiving either placebo injections or four different dosage regimens from 60 to 120 mg in two or three injections of a depot formulation of cetrorelix over the course of four weeks.

Patients were followed up for about six months after the last injection for efficacy and safety assessments, as well as for levels of testosterone and quality of life and sexual function. As early as one month following the initiation of therapy, the use of cetrorelix was associated with a dose-dependent, statistically significant improvement of clinical signs and symptoms, including IPSS and maximum uroflow, compared to placebo. Importantly, for all dosage regimens the therapeutic response lasted until the last observation point, i.e. 24 to 26 weeks following cessation of cetrorelix administration.

On March 16, 2005, we announced that our partners, Shionogi & Co., Ltd. and Nippon Kayaku Co., Ltd., will push ahead with the development of cetrorelix by initiating the first Phase IIa trial in the Japanese market with cetrorelix in BPH in the second quarter of 2005. This trial will evaluate the safety (systemic and local tolerability) and explore efficacy (effects on BPH-related parameters such as the IPSS) of cetrorelix.

Cetrorelix in Endometriosis

Endometriosis is the estrogen-driven displacement of endometrium-like tissue (tissue from the mucous membranes of the uterus) to other organs outside the womb. In the abdomen, the tissue can spread to the fallopian tubes, the ovaries, the bladder, the small and large intestines, the stomach, the lungs or the legs. Estrogen-dependant diseases often regress when estrogen production is reduced. Endometriosis, and the pelvic pain associated with it, improves when estrogen production is reduced. Excessive and prolonged, reduction of estrogen production, however, is associated with adverse side effects, such as vasomotor symptoms and bone loss.

A similar, very low estrogen-level can be induced by oophorectomy (surgical removal of the ovaries) and by chronic LHRH agonist treatment. In both cases, estrogen replacement treatment is necessary to reduce the hypo-estrogenic effects (e.g. bone loss, climacteric symptoms) associated with these therapeutic approaches. Administration of LHRH agonists can initially lead to a deterioration of symptoms due to the flare-up effect, then, due to the complete suppression of the estrogen to below castration levels values for many months. These symptoms can further deteriorate upon withdrawal of hormonal replacement. The longer the treatment period with traditional LHRH agonists is, the higher the risk of osteoporosis. Its use is therefore restricted to six months and can be extended only if estrogens and progesterones are administered concomitantly.

We believe that these side effects can be avoided with cetrorelix therapy because flare-up does not occur, and because it offers the possibility to control the estrogen levels to values seen at the start of the regular monthly cycle. Since the controlled hormone withdrawal has a rapid onset of action, it reduces complaints from monthly bleeding and the inflammatory foci of endometriosis are depleted of their basis so that the treatment time can be reduced. Initial experiences show that the effect of therapy persists for many months. Since the effect of cetrorelix starts within a short period of time and the risk of osteoporosis is low, we believe that this therapy can be repeated in several cycles.

On March 16, 2005, we announced that our worldwide (ex-Japan) exclusive development and marketing partner, Solvay Pharmaceuticals, will conduct a full development Phase III program for the potential treatment of endometriosis with cetrorelix.

Endometriosis Clinical Trials

In earlier clinical trials, cetrorelix was given at a rate of 3 mg per week over a period of eight weeks. All patients were free of pain during the course of treatment. A second laparoscopy was performed after eight weeks and an improvement of the disease was shown in 60% of the cases. The efficacy was comparable to agonists but with the benefit of an almost complete absence of side-effects. Cetrorelix allowed targeted control of the hormone level to give rapid effects, while avoiding the problems of menopause and risks (e.g. osteoporosis) associated with an otherwise complete and long-term withdrawal of hormones. We believe that the rapid onset of action would be ideal for intermittent therapies, allowing for treatment free intervals with re-dosing at the time when the therapeutic effect starts to faint.

On April 29, 2004, we announced the results of Phase II placebo-controlled studies demonstrating that cetrorelix use was associated with a rapid and durable therapeutic response, namely improvement of endometriosis-related symptoms, such as pelvic pain, extending up to several months following only two intramuscular injections of cetrorelix with a one month interval.

Cetrorelix in Uterine Myoma

We are also developing cetrorelix for the indication of uterine myoma. A uterus myoma is a benign tumor of the uterine muscles. If the entire uterine wall is penetrated by myoma, one refers to uterus myomatosus. Depending upon the length and the direction, it is either referred to as a subserous myoma, which is located below the peritoneal covering of the uterus and grows towards the intestinal cavity, or a submucous myoma, which is located below the mucous membrane and grows into the uterine cavity. The most frequent form however, is the intramural myoma bound in the muscular layer of the uterus. Intramural myoma leads to pain in the lower abdomen and in some cases to prolonge or severe monthly bleeding outside the normal cycle. This can cause severe blood loss leading to anemia. Infertility and pregnancy problems such as miscarriage or premature delivery are also frequent consequences. When the myoma puts pressure on the intestine or the bladder, the result can be constipation, bladder pain, or a desire to urinate. If the myoma exerts pressure on nerves leaving the spinal cord, the result can be back and neuralgic pain in the legs.

Uterus Myoma Clinical Trials

It has been demonstrated that cetrorelix reduces the myomas in the uterus as early as after two to four weeks after commencement of treatment so that the remaining myomas can be surgically removed. Compared with LHRH agonists, side effects of the therapy can be reduced significantly because there is no flare-up effect with the antagonist and the treatment time is short. Cetrorelix is the first LHRH antagonist under advanced clinical development for uterus myoma.

On April 29, 2004, we disclosed positive results from a double-blind, placebo-controlled, multi-center Phase II trial evaluating the subcutaneous formulation of cetrorelix, administered weekly for four weeks, as a pre-surgical treatment in 109 women with uterine myomas. In addition to evaluating the safety and tolerability of different doses of the new formulation, the trial also evaluated whether cetrorelix use could lead to the reduction of myoma and uterine volumes within a shorter treatment period than that normally required for LHRH agonists. Data from this trial demonstrated that cetrorelix use led to a reduction of myoma and uterine volumes after a one-month treatment period, which is significantly shorter than the two- to six-month treatment period typically required for LHRH agonists. The best response rate was obtained at a dose of 10 mg cetrorelix per week. Cetrorelix use did not lead to castration-like symptoms.

Partners for Cetrorelix

Cetrorelix has been licensed exclusively to Solvay Pharmaceuticals worldwide (except Japan) for all indications with the exception of IVF/COS/ART which rights belong to Serono. Japanese market rights are held by Shionogi and Nippon Kayaku for all potential indications.

Competition for Cetrorelix

The market leaders in the indication of BPH are Pfizer, Boehringer Ingelheim and Abbott with alpha-receptor blockers and Merck Inc. with an alpha-reductase blocker. Worldwide, there are four LHRH agonists for the treatment of endometriosis, each from TAP Pharmaceutical Products (Abbott and Takeda), Astra Zeneca, Sanofi-Aventis and Pfizer.

D-63153

D-63153 is a highly modified Luteinizing Hormone Releasing Hormone (LHRH) antagonist which is a linear decapeptide sequence and is presented as a novel depot formulation intended to cause an extended suppression of testosterone levels. D-63153 is the result of ongoing research activities for additional compounds within cetrorelix's class with the aim of identifying an active substance with superior properties for development of longer-acting formulations that we believe are particularly suitable for tumor therapy.

Single doses of D-63153 depot were tested in healthy male volunteers. D-63153 was well tolerated and produced a dose-dependent suppression of testosterone. An immediate decrease in testosterone plasma levels could be observed in all dose groups reaching levels below 1 ng/ml within the first 12 hours after application. Duration of suppression was dose-dependent and at the highest dose of 60 mg caused testosterone suppression for one month.

On August 12, 2004, we entered into a licensing and collaboration agreement with Spectrum Pharmaceuticals for D-63153 and its potential to treat hormone-dependent cancers as well as benign proliferative disorders. The agreement comes after regaining worldwide rights to D-63153 from Baxter Healthcare. Under the terms of the agreement, we granted to Spectrum an exclusive license to develop and commercialize D-63153 for all potential indications in North America (including Canada and Mexico) and India while keeping the rest of the World rights.

Teverelix

Teverelix is a polypeptide LHRH antagonist drug candidate and because of the pharmacological mode of action this new drug is designed to be potentially active in a number of therapeutic areas such as: hormone-sensitive tumors (e.g. prostatic cancer), non-malignant indications such as benign prostatic hyperplasia, and endometriosis.

In prostate cancer, treatment with an LHRH antagonist may have several advantages; i.e. a rapid hormone withdrawal without flare-up effect, that might cause paralytic symptoms, a rapid decrease in Prostate-Specific Antigen (PSA), a rapid reduction in the size of the prostate, a continuous reduction of Follicle-Stimulating Hormone (FSH) levels and no need for co-medication for suppression of the flare-up effect, as would be required for LHRH agonist treatment.

Teverelix has been developed as a short-acting lyophilisate and a long-acting depot formulation. The product has completed Phase I clinical trials as a sustained-release form and the development costs are assumed by Ardana Bioscience Ltd. ("Ardana"), which has worldwide rights for the development and marketing of this compound. As part of the agreement, we will provide certain development services and supply clinical samples to Ardana. On April 2, 2004, Ardana extended its agreement with us and acquired full global rights and has been assigned the intellectual property relating to teverelix and the underlying microcrystalline suspension technology for use with LHRH antagonists. In return, we received a substantial up-front payment at signature and will receive fixed annual guaranteed payments until 2006, as well as potential future income on sales of teverelix.

Development of a Non-Peptide LHRH Antagonist

As outlined above, the LHRH receptor plays an important role in a number of benign and malignant tumors. The Company's drug discovery unit searches for small, non-peptide molecules which have the same effect on the receptor. Their advantage lies in the potential for oral administration and producing them in a cost-efficient manner. They represent the next generation of LHRH antagonists. A drug based on these substances could be especially useful for the treatment of BPH, breast cancer and prostate carcinoma.

The development of new orally bioavailable LHRH antagonists for hormonal therapy has yielded some promising compounds. The project has advanced to a stage where the in vivo activity has been confirmed for two compounds.

In January 2004, the Company announced another agreement with Solvay Pharmaceuticals which extends the collaboration beyond the cetrorelix-based projects. Based on the agreement, Solvay and Æterna Zentaris will jointly push ahead this research project aimed at developing novel, low molecular weight and orally-bioavailable peptidomimetic LHRH antagonists. As part of the agreement, Solvay Pharmaceuticals has exclusive worldwide rights to all gynecological indications as well as to BPH, while Æterna Zentaris has retained exclusive rights to all other indications, including oncology.

3.1.3    Signal Transduction Inhibitors

Perifosine

Perifosine is an alkylphosphocholine compound with structural similarity to phospholipids that are main constituents of cellular membranes and is an active ingredient with anti-tumor capacities. In tumor cells, perifosine has demonstrated interactions with vital signal transduction mechanisms and induction of programmed cell death (apoptosis).

Perifosine exerts a marked cytotoxic effect on animal and human tumor cancer cell lines were larynx carcinoma, breast, small cell lung, prostate and colon. Based on the in vitro trials, the mode of action of perifosine appears to be fundamentally different from that of currently available cytotoxics. Pharmacodynamic data has shown that perifosine possesses antitumor activity, including tumor models which are resistant to currently available agents for cancer therapy. This activity is based on a direct and relatively specific action on tumors. A dose-relationship was also shown.

In preclinical and clinical Phase I trials (solid tumors), this orally administered agent has been found to have good tolerance. Five Phase I trials have been conducted on perifosine, including the trial presented at the June 2004 ASCO meeting.

In four trials, use of perifosine as a single agent in a total of 94 patients provided initial encouraging evidence of anti-tumor activity. Namely, investigators observed two partial responses (>50% reduction) in patients with sarcoma and sixteen stable disease in patients with breast, prostate, pancreatic and other forms of cancer.

Based on findings in various tumor models, the U.S. National Cancer Institute (NCI), with our North American partner Keryx Biopharmaceuticals Inc. ("Keryx Biopharmaceutical"), is investigating additional dosage regimens of perifosine in oncology patients. A number of screening Phase II studies examine perifosine as a single agent in several tumor types, including prostate, breast, pancreatic, head and neck, sarcoma and melanoma.

A proof-of-concept Phase I study of perifosine in combination with radiotherapy conducted by the NCI of the Netherlands was completed in 2004. Results from this trial evaluating perifosine in patients with unresectable locally advanced tumors were presented at ASCO 2004. A total of 21 radiotherapy-naïve patients, of whom 17 had advanced non-small cell lung cancer and 14 had become refractory to prior chemotherapy, received oral perifosine doses ranging from 50 mg to 200 mg/day concurrently with standard doses of radiotherapy. The trial data demonstrated an acceptable safety and tolerability profile, with 150 mg/day established as the dose recommended for use in subsequent clinical trials. Also demonstrated was preliminary evidence of antitumor activity at all dosage levels, including complete or partial responses (complete disappearance and decreased tumor size, respectively), or stable disease, with a median follow-up for responders of eight months. Importantly, in the cohort of 10 patients who were treated with 150 mg/day established as the dose recommended for use in subsequent clinical trials, there were three complete responses, three partial responses, and four patients with stable disease.

Partners for Perifosine

A Cooperative Research and Development Agreement (CRADA) were put in place with the NIH/NCI in May 2000. A cooperation and license agreement was signed in September 2002 with the US company Access Oncology, Inc. (AOI) for the use of perifosine as an anticancer agent covering the United States, Canada and Mexico. In January 2004, AOI was acquired by Keryx Biopharmaceuticals, which is pursuing the clinical development of perifosine under the same conditions than AOI. Therefore, we are the full owner of the rights with respect to perifosine in the rest of the World. The agreement, in particular, provides us free access to all data from Keryx Biopharmaceuticals and its partners studies, as well as milestone payments and scale-up royalties to be paid to us on future net sales of Keryx Biopharmaceuticals in North America.

As a start of Keryx Biopharmaceuticals North American study program, Keryx Biopharmaceuticals initiated, in the second half of Year 2004, three open label studies evaluating a combination regimen of perifosine with gemcitabine (Gemzar®), Taxol and Taxotere. Furthermore, during the second half of Year 2004, Keryx Biopharmaceuticals initiated a study in non-small cell lung cancer with perifosine as a monotherapy.

Erucylphosphocholine (ZEN-027)

We announced on January 6, 2005, the initiation of preclinical development of Erucylphosphocholine (ZEN-027), an analog of perifosine which is suitable for intravenous administration. Like perifosine, ZEN-027 belongs to a new class of compounds based on alkylphosphocholines that we have developed in Germany. ZEN-027 possesses distinctive reduced hemolytic activity thus allowing for intravenous injection.

We have also, on January 6, 2005, licensed to Keryx Biopharmaceuticals, our current North American partner for perifosine, certain rights to develop and market ZEN-027 in North America, South Africa, Israel, Australia and New Zealand while keeping those rights for the rest of the world.

PI3K Inhibitors

On January 6, 2005, we announced the acquisition of Echelon, a biotech company based in Salt Lake City, Utah. Echelon's product pipeline is focused on the rapidly emerging field of transduction signaling technology. Echelon develops small molecule agonists and antagonists to enzyme targets and lipid-protein signaling interactions which are new and potentially important therapeutic targets. It has early therapeutic leads (mostly direct PI3K inhibitors) against some forms of cancer and is currently developing products which are in preclinical trials as new potential oncology therapeutics.

Furthermore, Echelon also has a fine reagents business offering state-of-the-art and novel reagents and assays for the characterization and research of cellular phospholipids which are top-level regulators in critical intra-cellular cell-signaling cascades. Echelon reagents and kits allow for primary and applied research in these signaling cascades in both academia and in the biopharmaceutical industry.

Miltefosine

Miltefosine is related to a class of substances called phospholipids which constitute a significant part of cellular membranes. Miltefosine, marketed under the brand name Impavido®, is the only oral drug for the treatment of visceral leishmaniasis. Leishmaniasis is a parasitic infection which is prevalent in tropical regions but which also occurs repeatedly and with an increasing tendency in industrialized countries in HIV-infected people. According to the World Health Organization (WHO), 12 million people are affected. The number of new cases annually is estimated to be 1 to 1.5 million people. Leishmaniasis is present in more than 88 countries worldwide. Areas most greatly affected are the Indian subcontinent, South America, the Middle East, North Africa and some areas of Central Africa.

Depending on the strain of leishmania, which is transmitted by sandflies, the disorder can be present in the following forms:

Cutaneous Leishmaniasis (CL):    In the cutaneous form, this disease occurs most frequently in North and Central Africa, the Middle-East and South America. The skin initially forms protuberances (skin lesions) around the sites of the mosquito bite which can open like ulcers after several weeks or months. Although this form of leishmaniasis is not life-threatening and does not necessarily require medication, drug therapy can accelerate healing and help to prevent formation of scars. However, in about 10% of patients, the infection takes a chronic course and requires drug therapy.

Visceral Leishmaniasis (VL):    This infection usually has a subacute or chronic course and particularly affects the liver, spleen, bone marrow and lymph nodes. As a consequence, the patient has a wide variety of general symptoms, e.g. recurrent fever for many weeks, severe enlargement of the spleen and liver, disturbances of the hematopoietic system and blood coagulation, as well as severe emaciation (cachexia). This is the most dangerous form of leishmaniasis which, when untreated, leads to death about six months to two years after the outbreak of the disease. Visceral leishmaniasis occurs in Asia, in particular in India, Bangladesh, and Nepal, Brazil and Central Africa. There is an emergence of cases in the Mediterranean countries where it usually occurs as a co-infection with HIV. In addition, climate researchers estimate in a recent report a distribution to central Europe because of the climate shift.

Not every bite of a sandfly infected with leishmania will cause eruption of the disease because in most cases an intact immune system controls the transmitted leishmania. However, when the body's immune system is weakened, e.g. by an HIV infection, the leishmania can multiply so that the risk of development of visceral leishmaniasis is increased. Since leishmania and HIV pathogens target the same cells in the immune system, i.e. the monocyte-macrophage system, leishmaniasis increases the danger of an infection with the HIV virus leading to an outbreak of the immune defect by a factor of 100 to 1,000.

In developing countries with poor medical care, miltefosine could significantly reduce hospital treatment. Because it is an oral anti-infective, secondary infections (e.g. co-infection with HIV) associated with the use and possible re-use of syringes can be eliminated.

Miltefosine in Clinical Trials

A clinical development program was initiated under the supervision of the Special Programme for Research and Training in Tropical Diseases (TDR) of the WHO and the United Nations Development Program (UNDP) in visceral leishmaniasis. A dose-ranging and pharmacokinetic Phase I/II study and a large Phase III trial comparing miltefosine with Amphotericin B were performed in adult patients. In addition, dose-ranging and pharmacokinetic studies, and a confirmatory Phase III study, were conducted in children. Across all age groups, miltefosine was found to be equally active in patients with newly diagnosed leishmaniasis and in patients with infections unresponsive to prior standard therapy.

Currently used antimony-based standard therapy may have resistance rates of up to 80%, like in the most affected parts of India, and severe side effects such as cardiotoxicity and nephrotoxicity may be encountered. Impavido® was shown to have a cure rate of 95% even in those patients who were resistant to the antimony-based pre-treatment. Impavido® is the first orally applicable medication to treat visceral Leishmaniasis. The side effects were generally tolerable and short-lasting (episodes of vomiting, nausea, and diarrhea). Impavido® is even suitable for children who account for one third of all cases.

In comparison with the side effects of traditional drugs (cardiac arrhythmia, inflammation of the pancreas, fever and blood abnormalities) the side effects of miltefosine are less severe. Other drugs, like liposomal amphotericin B, which are better tolerated, have to be administered via an injection and are virtually unaffordable for patients living in the affected regions. The phenomenon of resistance is increasingly observed even with administration of high doses of conventional drugs to treat infections. Considering the oral route of administration that does not require hospitalisation, the treatment with Impavido® is very cost-effective. This is an important issue as 90% of the patients with visceral leishmaniasis live in countries with limited access to medical facilities/treatment: Bangladesh, Brazil, India, Nepal and Sudan. In addition, the oral route prevents from HIV co-infection during intravenous treatment for leishmaniasis, which is a significant problem in developing countries. Impavido® has also proven to be effective in cutaneous Leishmaniasis and in HIV patients co-infected with visceral leishmaniasis. 39 cases of HIV co-infected patients in Europe, who were not controlled by state-of-the-art treatment, received miltefosine on a compassionate basis and showed encouraging therapeutic effects.

The results of a Phase IV study with over 1100 patients from India and Nepal is expected to be published in 2005. In this study, patients were treated under an outpatient setting and preliminary analyses show a similar cure rate compared with pre-registration trials in which the drug was tested in hospitalized patients. This is an important milestone in order to extend the use of Impavido® to the nationwide Leishmaniasis control program in India, but also for other territories.

In addition, the international medical humanitarian organization Médecins Sans Frontières (MSF) has launched a large study of Impavido® in Ethiopia where visceral leishmaniasis with or without HIV co-infection is a major health burden. A study for visceral leishmaniasis in Brazil targeting the efficacy of the product in new world leishmania strains is expected to start at the beginning of 2005.

Recently, it has been found in a Phase III trial conducted in South America, Colombia and Guatemala that Impavido® accelerates the healing process in cutaneous leishmaniasis. Compared with patients on placebo, the cure rate in patients with Impavido® was significantly (220%) better. A follow-up trial in Bolivia addresses the mucosal CL which is a particularly mutilating and difficult-to-treat form of CL occurring in South American countries which can progress to destruction of the entire nose and further parts of the face. Currently, all intended patients have been treated and they are in the follow-up phase. The NGO HealthNet has started a study in Afghanistan, to compare oral Impavido® with other traditionally used modalities in this country where CL has recently increased dramatically.

Registration Status

Impavido® is the first oral formulation and has to be administered for 28 days. The Company received approval for Impavido® for the treatment of visceral leishmaniasis in India 2002 and in Germany 2004. Furthermore, in March 2005, we received approval to market Impavido® in cutaneous and visceral leishmaniasis in Columbia. The Orphan drug status was granted by the EMEA in 2002.

Partners for Impavido® (Miltefosine)

Impavido® is partnered with German Remedies in India and Bangladesh. It is also partnered with Roche for its distribution in Brazil, and Nimrall in Pakistan and Afghanistan. An agreement was signed for South America excluding Brazil with the company Tecnofarma. In Germany, distribution of the registered product will be done by our partner Paesel + Lorei. More partnerships are currently under negotiations to ensure a fast registration and marketing of this innovative product.

3.1.4    Cytotoxic Conjugates and Cytotoxics

The Search for Novel Cytostatics

In view of the non-specific toxicity of most chemotherapeutic agents against normal cells, targeting such drugs to cancerous tissue offers a potential benefit for patients with advanced or metastatic tumors. Targeted cytotoxic peptide conjugates are hybrid molecules composed of a peptide carrier which binds to receptors on tumors and a cytotoxic moiety. Cytotoxic conjugates are designed to achieve differential delivery, or targeting, of the cytotoxic agent to cancer vs. normal cells.

LHRH RECEPTOR-MEDIATED UPTAKE OF AN-152 (SCHEMATIC)

Our cytotoxic conjugates represent a novel oncological strategy to control and reduce toxicity and improve the effectiveness of cytotoxic drugs. The development strategy was to create targeted conjugates with high cytotoxic activity based on doxorubicin (DOX), an approved and commercialized product or 2-pyrrolino-DOX which is 500-1000 times more active then the parent compound. We are developing several candidates in which Doxorubicin or 2-pyrrolino-DOX were coupled to the peptide carriers targeting LHRH (AN-152 & AN-207), somatostatin (AN-238) or bombesin (AN-215) receptors. These conjugates are less toxic and more effective in vivo than the respective radicals in inhibiting tumor growth in LHRH receptor-positive models of human ovarian, mammary, or prostatic cancer.

In AN-152, the most advanced of the cytotoxic conjugate, doxorubicin is chemically linked to an LHRH agonist, a modified natural hormone with affinity for the LHRH receptor. This design allows for the specific binding and selective uptake of the cytotoxic conjugate by LHRH receptor positive tumors. Potential benefits of this targeted approach are manifold, and include a more favorable safety profile with lower incidence and severity of side effects, as normal tissues are spared from toxic effects of doxorubicin. In addition, the targeted approach may enable treatment of LHRH receptor positive cancers that have become refractory to doxorubicin given in its non-targeted form.

In preclinical studies conducted to date in several animal models of LHRH receptor positive human cancer, AN-152's anti-tumor activity and tolerability were shown to be superior to that of doxorubicin. As would be expected, AN-152 was not active or was significantly less active than doxorubicin in LHRH receptor negative cancer cell lines. On January 18, 2005, we announced the initiation of a company-sponsored Phase I dose-ranging study with this targeted anti-cancer agent AN-152.

Lobaplatin

Lobaplatin is a platinum derivative that has demonstrated lower toxicity in preclinical studies compared with cisplatinum, specifically renal toxicity, and incomplete cross-resistance with other platinum derivatives suggesting potential therapeutic use even in tumor indications not routinely treated with platinum derivatives.

Clinically, lobaplatin was well tolerated at recommended dosages. Treatment was not associated with typical side effects often seen with cisplatinum, like nephrotoxocity (impairment of kidney function), otoxicity (loss of hearing capacity), neurotoxicity (effects on sensory function). In addition, vomiting was less severe than published data from both cisplatinum and carboplatinum. Characteristic toxicity of lobaplatin is a short lasting, spontaneously reversible drop in thrombocyte count (blood platelets).

In a Phase II study, conducted in China that included 284 patients with a broad range of solid and non-solid tumors, safety and particularly good therapeutic efficacy was demonstrated in patients with breast cancer, SCLC (small cell lung cancer), and CML (chronic myeloid leukemia). Primary endpoint in solid tumor patients was the remission rate according to WHO criteria, while response in CML was assessed according to the disease-specific criteria of Talpaz. The favorable results of this study comprised the basis for approval of the product in China including all three indications: breast cancer, SCLC, and CML.

In China, lobaplatin was therefore approved by the Chinese health authorities for the treatment of inoperable, advanced breast cancer, small cell lung carcinoma, and chronic myeloid leukemia (a cancer of the hematopoietic system). We signed a contract with Hainan Chang An Pharmaceuticals Ltd. in China for the marketing and manufacturing rights of lobaplatin. The technology transfer agreement provided for a first payment to us upon signature and a later manufacturing-related payment.

Disorasol E

Disorazol E is being developed for the treatment of cancer. It is an aromatic polyketide isolated from the bacterium Sorangium cellulosum. Its mechanism of action is still being elucidated, although it has demonstrated a potent activity at picomolar concentrations. Disorazol E is being investigated as a single agent and its development is currently at the preclinical stage.

3.1.5    Tubulin Inhibitors / Vascular Targeting Agents

Development of a Low Molecular Weight Tubulin Inhibitor

Tubulin is a protein found in all cells that plays an important role during cell division, in that, it helps to transmit genetic information to the daughter cells. Inhibition of this process leads to death of the affected cell. The anti-tumor agents Taxol and Vincristine which are widely used in cancer therapy are based on this principle. Both compounds are expensive natural substances and cause severe side effects when used in humans.

We are trying to identify and develop novel tubulin inhibitors which, compared with currently used products, exhibit improved efficacy, a more acceptable side effect profile, and incomplete or no cross-resistance.

ZEN-017 is a prodrug with excellent in vivo activity in various tumor models including mammary, colon, melanoma and leukemia cancers after per os administration without toxicity. The active principle of the prodrug ZEN-017 is the drug ZEN-012. This compound expresses different modes of action. Strong anticancer activity is combined with pro-apoptotic and anti-angiogenic properties. ZEN-012 inhibits the polymerization of cancer tubulin rather than bovine brain tubulin, and destroys the mitotic spindel of the cancer cells. ZEN-012 arrest the cancer cells in G2M phase at nanomolar concentration and induced apoptosis. ZEN-012 is not cross-resistant to cisplatin, vincristine and doxorubicine in cell lines resistant to these drugs. With this profile of activity, ZEN-017 is a promising candidate for further preclinical development.

We discovered a novel pyrazole derivative, ZEN-014, that inhibits tubulin polymerization. It represents a new class of small molecule tubulin binders with antiangiogenic properties which are assumed to be novel highly potent anticancer drugs. The treatment with non-toxic concentrations of ZEN-014 inhibits endothelial cell sprouting and vessel formation. Cancer cells were arrested completely in the G2M phase of mitosis at nanomolar concentrations and subsequently underwent apoptosis. Several apoptotic parameters as cell membrane alterations, increase of caspase 3 and 7 activity, DNA fragmentation and inactivation of the Bcl-2 protein are detectable in U937 cancer cells after treatment with nanomolar concentrations of ZEN-014. The compound shows an excellent antitumor activity profile in a broad panel of tumor cell lines including paclitaxel and vincristine resistant cells. ZEN-014 exhibits promising in vivo activity in a renal cell carcinoma model at a dose of 50 mg/kg after oral application.

Æ-941 (Neovastat®)

Æ-941 (Neovastat®) is an oral antiangiogenic product with multiple mechanisms of action. Studies have presented evidence supporting the antiangiogenic activity at different stages of the angiogenesis process, such as selectively inhibiting matrix metalloproteinases (MMPs 2, 9 and 12), blocking the action of VEGF to its receptor, inducing apoptosis (cellular death) of the endothelial cells, and inducing the production of tissue type Plasminogen activator (TPa) by endothelial cell located within the tumor area.

Phase III Clinical Trial in Lung Cancer Sponsored by the U.S. NCI

In September 1998, Æ-941 (Neovastat®) was selected by the NCI as a drug candidate to assess the potential of a blocker of angiogenesis in the treatment of lung cancer. The agreement with the NCI includes the realization of a double-blind, randomized, placebo-controlled Phase III trial in which Æ-941 (Neovastat®) is administered in combination with chemotherapy and radiotherapy for the treatment of non-small cell lung cancer. This study will be partially financed by the National Institute of Health of the United States. According to the terms of this agreement, our responsibility consists of supplying Æ-941 (Neovastat®) for the entire duration of the study, while the data will be provided to us by the NCI for a registration dossier. In November 2003, we extended for 24 months our agreement with the NCI to pursue the lung cancer trial.

This Phase III trial is being conducted in hospitals and research centers in the United States and Canada, under the supervision of the MD Anderson Collaborative Community Oncology Program. 760 patients (approximately 340 were recruited as of March 2005) with newly diagnosed non-metastatic non-small cell lung cancer need to be enrolled in this trial. They will be randomly assigned to one of the two arms and they will all receive chemotherapy and radiotherapy treatments. Patients of the first group will also be treated orally with Æ-941 (Neovastat®), while patients in the second group will receive a placebo. Primary endpoint will be improvement of the median survival time.

RC-3095

RC-3095 is an antagonist to a growth factor, Bombesin, present in various tumors, namely, in particular small-cell lung cancer, but also in pancreatic carcinoma, breast cancer and tumors of the gastrointestinal tract. It appears to play a significant part in the regulation of epidermal growth factor (EGF) and gastrin receptor expression. The blockade of the bombesin receptor may therefore be an effective way to control the growth of certain tumors.

RC-3095 is a hormone-like peptide that is being developed for multiple types of cancers. As a gastrin-releasing peptide inhibitor, the compound has proven angiogenesis inhibition in vivo and down regulation of HER-2 receptor. RC 3095 was tested in several cancers such as small cell lung, pancreatic, colorectal, breast and prostate.

In a Phase I trial in patients with various solid tumors, the subcutaneous injection of RC-3095 up to the highest dose level tested was tolerated without clinically relevant side effects; systemic tolerability of RC-3095 was very good. Although tumor response was not a primary endpoint in Phase I, patients with different tumor types showed clinical response. Based on these Phase I data, additional studies are exploring the activity of RC-3095 as a monotherapy in small-cell lung cancer and prostate.

Additional preclinical data may be needed to guide the optimum integration of RC-3095 into drug combination regimens.

3.1.6    GH-RH Modulators

Development of a Growth Hormone Secretagogue

Growth hormone secretagogues (GHS) represent a new class of pharmacological agents which directly stimulate growth hormone (GH) secretion from the pituitary gland without the involvement of Growth Hormone-Releasing Hormone (GH-RH) or somatostatin. There is no GHS on the market yet. Since GH is a potent regulator of lipid, sugar and protein metabolism, the potential clinical uses of GHS are numerous. They include growth retardation in children and treatment of cachexia in AIDS patients, which are currently the only approved uses of therapy of GH. The administration of GH, which has to be injected every day, is cumbersome. Therefore, there is a need for new orally active drugs like GHS.

As part of its university collaboration, we access to new peptidomimetic compounds with GH secretagogue properties. The lead development candidate, EP-1572, is a novel peptidomimetic GH secretagogue (GHS) with potent and selective GH-releasing activity in humans. EP-1572 underwent limited clinical pharmacology tests which demonstrated a potent stimulation of the GH secretion after oral administration in human volunteers. This product has been licensed to Ardana, which initiated a Phase I dose ranging study in April 2004. Thirty-six (36) healthy subjects were included in this study to receive either the reference hormone GH-RH by i.v. route or one of the following dose levels of EP-1572: 0.005, 0.05 or 0.5 mg/kg by oral route. EP-1572 at the dose of 0.5 mg/kg orally caused an increase in growth hormone release equivalent to that induced by GH-RH intravenously. The compound was well tolerated and no other hormones showed a significant modification after any dose of EP-1572.

Ghrelin Receptor Antagonists

Ghrelin is a natural peptide hormone, a peptidic linear molecule of 28 amino acids, and the stomach is recognized as the major source of circulating ghrelin. It is mainly expressed from the neck to the base of the oxyntic gland of the stomach and its levels progressively decline along the gastroinstestinal tract. The expression is not confined to the gastrointestinal system, but is variably present in different tissues.

Ghrelin appears to be under physiological control and acts on the central nervous system (CNS) to stimulate food intake, induces accumulation of fat tissue and its controlled reduction may be a valid therapeutic option. Antagonists of ghrelin receptor binding are therefore seen as a potential treatment of obesity through the modulation of CNS control of gastric function. The use of ghrelin antagonists as appetite suppressants could open up new opportunities for the treatment of obesity. In addition to the field of obesity, ghrelin could have therapeutic benefits for other potential indications, such as metabolic and cardiovascular diseases, as well as cancer.

In 2004, we established a research collaboration agreement with the Centre National de Recherche Scientifique (CNRS) and the University of Montpellier (France) whereby new chemical entities with potential ghrelin receptor antagonist properties are expected to be synthetized. According to the agreement, we have the rights to develop and to exploit worldwide the new compounds for any indication. Compounds with the most potent affinity for the ghrelin receptor will be investigated further through an international network of academic investigators with expertise in the field of endocrinology in order to identify clinical development candidates.

GH-RH Antagonists

GH-RH is a hormone secreted in the brain by the hypothalamus that acts on the pituitary gland to stimulate the synthesis and the release of growth hormone (GH). Many tumor types are potentially dependent on levels of GH and insulin-like growth factors, IGF-I and IGF-II, which stimulate cell proliferation while inhibiting programmed cell death (apoptosis).

GH-RH antagonists represent a potential novel class of promising anti-cancer agents that may offer distinct advantages as compared to other classes of anti-tumor agents, with utility in a variety of tumor types. GH-RH antagonists possess the ability to exert both direct (by blocking GH-RH receptors on tumor cells) and indirect (by blocking the secretion of GH from the pituitary and thereby suppressing the production of IGF-I in the liver) anti-proliferative effect. Initial, early evidence for the anti-tumor activity of GH-RH antagonists was provided by research conducted at Tulane University, which demonstrated that GH-RH antagonists inhibit the growth of a broad range of cancer cell lines, including pancreatic, colorectal, prostate, breast, renal, small-cell/non small-cell lung cancer, osteosarcoma and glioblastoma. Importantly, GH-RH antagonists were shown to have a direct anti-proliferative effect in vitro on certain cancer cell types, an action that is thought to be mediated by the presence of locally-produced GH-RH, which may act as an autocrine growth factor, and its receptors in the respective cancer cell lines. GH-RH antagonists also inhibit indirectly the production of IGF I and IGF II in tumors.

3.1.7    Drug Discovery

There is increasing demand on the world market for active substances. Our internal drug discovery unit provides an important prerequisite for the provision of new patented active substances, which can then be developed further or licensed to third parties.

Strategy of Drug Discovery

Drug discovery attempts to find small, synthetically accessible molecules as active substances and to make them available for development as drugs. In some instances, these molecules are oriented towards their natural counterparts, namely hormones, but these are much smaller than the peptides and proteins which occur in the cell. Small molecules as active substances are advantageous in that they can form the basis for the development of drugs which, unlike peptides, can be orally administered and, as a general rule, are significantly cheaper to produce. When absorbed by the body and distributed to the organs, these substances are intended to attack the disease-relevant targets in the tumor cells and eliminate them. The targets are proteins, enzymes and receptors that play an important role in the metabolism of healthy and diseased cells.

Drug discovery concentrates on the search for active substances for innovative targets. Innovative targets are molecular target structures whose connection with the tumor disease has only recently been discovered and elucidated and which open the door to the introduction of new therapeutic approaches. Furthermore, drug discovery searches for new active substances having improved properties for clinically validated targets for which drugs are already being used in humans and which produce inadequate effects, cause severe side effects, are not economical or are not available in a patient- friendly form.

We utilize the most modern methods for drug discovery, e.g. high-throughput screening (HTS) and computer-assisted data processing, thereby markedly increasing the efficiency of finding effective new molecules. Knowledge of the intended target or the natural messenger substances involved in the disease permits computer simulation of effective molecules which may then be synthesized in the laboratory. Methods of combinatorial chemistry and use of highly-automated technology considerably increase the success rate of discovering new compounds.

To this end, we possess an original substance library for the discovery of active compounds with a comprehensive range of promising natural substances which can serve as models for the construction of synthetic molecules. The initial tests involve 100,000 samples from our internal substance library in the form of high-throughput screening. The hits, i.e. the first active compounds found in the library, are tested further and built up specifically into potential lead structures. Based on two to three lead structures, they are then optimized in a further step to potential development candidates.

As a complement to these activities, our acquisition of Echelon has provided novel biological targets in the lipid signaling pathway. In addition, Echelon has developed numerous biological assays that will permit complementary and synergistic testing of the Company's library of compounds.

3.1.8    Strategic Alliances

Cetrorelix

Ares Trading S.A. (Serono International S.A.), Vaumarcus, Switzerland:    Serono holds an exclusive worldwide license (except Japan) to commercialize Cetrotide® (cetrorelix in the indication IVF/COS/ART). This agreement provides the Company, amongst other things, with manufacturing income, royalties on worldwide (except Japan) net sales and fixed annual lump sum payments until 2010. The fixed annual lump sum payments will become double digit royalties on the net worldwide sales of Cetrotide® (except Japan) thereafter.

Solvay Pharmaceuticals Bv., Weesp, Netherlands:    Since September 2002, Solvay obtained an exclusive license to develop, use, commercialize and manufacture cetrorelix worldwide with the exception of Japan and for all indications except for IVF/COS/ART. Solvay undertakes at its own cost all activities necessary to obtain regulatory and marketing approvals for the substance. Furthermore, the agreement provides, amongst other things, milestones payments and royalties on future worldwide (except Japan) net sales of cetrorelix.

Shionogi & Co. Ltd. and Nippon Kayaku Co. Ltd. of Japan signed two license and distribution agreements. They were granted a semi-exclusive license for Japan to commercialize cetrorelix. Shionogi & Co. Ltd. and Nippon Kayaku Co. Ltd. also obtained a semi-exclusive license for Japan for the development of cetrorelix for human use.

Miltefosine (Impavido®)

Impavido® is partnered with German Remedies in India and Bangladesh. It is also partnered with Roche for distribution in Brazil, and Nimrall in Pakistan and Afghanistan. An agreement was signed for South America excluding Brazil with the company Tecnofarma. In Germany, distribution of the registered product will be effected by our partner Paesel + Lorei. More partnerships are currently under negotiations to ensure a fast registration and marketing of this innovative product.

Perifosine

Following the acquisition of AOI Pharma, Inc. in January 2004 by Keryx Biopharmaceuticals, New York, USA, Keryx Biopharmaceuticals has taken over the license and co-operation agreement signed with AOI Pharma, Inc., New York, USA: Keryx Biopharmaceuticals will undertake at its own cost all clinical activities necessary to obtain regulatory and marketing approvals of perifosine for all uses in the United States, Canada and Mexico. The agreement provides, amongst other things, availability of data generated by all parties free of charge, milestones and scale-up royalties on future net sales in the United States, Canada and Mexico.

We have also entered into a Cooperative Research and Development Arrangement (CRADA) with the National Cancer Institute/National Institute of Health, USA dated July 14, 1999 for the joint development of perifosine, which agreement was transferred to AOI Pharma, Inc (now Keryx Biopharmaceuticals).

D-63153

Spectrum Pharmaceuticals Inc., Irvine CA, USA:    On August 12, 2004, we entered into a licensing and collaboration agreement with Spectrum Pharmaceuticals for the LHRH antagonist D-63153. Under the terms of the agreement, we granted to Spectrum an exclusive license to develop and commercialize D-63153 for all potential indications in North America (including Canada and Mexico) and India. We received an upfront payment which included cash and equity, at signature, and we are eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to royalties on potential net sales. We have retained exclusive rights for the rest of world and will share with Spectrum upfront and milestone payments, royalties or profits from potential sales in Japan.

The agreement with Spectrum follows Æterna Zentaris having regained worldwide rights to D-63153 from Baxter Healthcare as a result of recent organizational changes and restructuring at Baxter.

Teverelix

Ardana Bioscience Ltd., Edinburgh, Scotland:    In 2002, Zentaris granted an exclusive license to Ardana to develop and commercialize teverelix for all therapeutic uses in all countries of the world with the exception of Japan, Korea and Taiwan. On April 2, 2004, Ardana acquired full worldwide rights and has been assigned the intellectual property rights relating to teverelix and the underlying microcrystalline suspension technology for the use of teverelix and LHRH antagonists. The agreement provides, amongst other things, signature payment, annual guaranteed payments until 2006 and royalties on future worldwide net sales.

A license and cooperation agreement with Teikoku Hormone, Japan, granting an exclusive license to develop and commercialize teverelix for certain indications (excluding the IVF/COS/ART indication) for Japan, Korea and Taiwan was terminated on October 14, 2003.

Æ-941 (Neovastat®)

On December 22, 2004, the Company announced an agreement with its subsidiary Atrium Biotechologies Inc., whereby Æterna Zentaris increased its stake in Atrium from 60.2% to 61.1% upon transfer of rights to Atrium's Health and Nutrition division, excluding North America, to market and distribute its antiangiogenic product Neovastat®. The existing marketing partnerships for Neovastat® with Grupo Ferrer, LG Life Sciences and Mayne Pharma remain valid and will be managed by Atrium. However, the existing partnership between Medac GmbH and Æterna Zentaris has been terminated following a mutual agreement.

Growth Hormone Secratogogue (GHS)

Ardana Bioscience Ltd., Edinburgh, Scotland:    In 2002, Ardana was granted an exclusive worldwide license to develop and commercialize the growth hormone secretagogue EP-1572. Ardana undertakes at its own cost all activities necessary to obtain regulatory and marketing approvals for the substance. Furthermore, the agreement provides, amongst other things, milestone payments as well as royalties on future worldwide net sales of EP-1572.

LHRH Peptidomimetics

Solvay Pharmaceuticals Bv., Weesp. Netherlands:    In January 2004, the Company and Solvay Pharmaceuticals agreed to jointly push ahead the research project aimed at developing novel, low molecular weight and orally-bioavailable peptidomimetic LHRH antagonists. Potential indications include endometriosis, uterus myoma, benign prostatic hyperplasia (BPH), as well as malignant disorders such as breast and prostate cancer. As part of the agreement, Solvay Pharmaceuticals obtained exclusive worldwide rights to all gynecological indications as well as to BPH, while we retained exclusive rights to all other indications, including oncology. The agreement provides, amongst other things, $5 million payment at signature, financial support of the development, milestone payments as well as royalties on future net sales of the LHRH peptidomimetics.

In addition, our subsidiary Zentaris has entered into the following collaborative agreements:

  •
  Tulane Educational Fund:

Zentaris signed license agreements dated September 17, 2002 with the Tulane Educational Fund (Tulane University, New Orleans, Louisiana, USA) with regard to the substances AN-152, AN-201, AN-238 and AN-215 and to bombesin antagonists. Under the agreements, Zentaris obtained exclusive worldwide licenses to use Tulane's patents to develop, manufacture, market and distribute these substances.

  •
  Zentaris signed several new research agreements with university laboratories:

Two agreements, one with the Laboratory of Aminoacids, Peptides and Proteins of the University of Montpellier, France and another with the Department of Experimental and Environmental Medicine of the University of Milan, Italy, deal with the development of ghrelin antagonists.

According to another agreement signed in the field of oncology with the Institute for Molecular Biotechnology of Jena, and a research group at the University of Münster, both in Germany, Zentaris has gained access to specific university know-how and screening technologies in the field of proteins of the cytoskeleton.

Under all these agreements, we are obligated to support some of the research expenditure of the university laboratories and to pay royalties on future sales of the products. In turn, we have retained exclusive rights for the worldwide exploitation of results generated during the collaborations.

On October 27, 2004, we announced that we had entered into a license and collaboration agreement with Tulane University, in New Orleans, for the development of Growth Hormone Releasing Hormone (GH-RH) antagonists, a novel class of potential anti-cancer agents. Under the terms of the agreement, we obtained worldwide exclusive rights to develop and commercialize GH-RH antagonists for all potential indications, including cancer and endocrine disorders.

3.1.9    Growth Strategy

Æterna Zentaris' growth strategy is based on improving and leveraging its extensive product portfolio and being active in in-licensing and acquisition of strategic compounds. Its long-term growth strategy includes the establishment of a sales force to become an integrated biopharmaceutical company in oncology. The Company also intends to remain a strategic shareholder of Atrium and to support its business growth.

3.2    ATRIUM BIOTECHNOLOGIES INC.

3.2.1    Company Overview

To better address the needs of its customers, Atrium is organized in two business divisions: (i) the Active Ingredients & Specialty Chemicals Division; and (ii) the Health & Nutrition Division.

Atrium is a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. They focus primarily on growing segments of the health and personal care markets which are benefitting from the trends towards healthy living and the ageing of the population. Atrium markets a broad portfolio of active ingredients, specialty chemicals and health and nutrition finished products through a highly specialized sales and marketing network in more than 35 countries, primarily in North America, Europe and Asia.

Atrium's head office is located in Quebec City, Quebec. Its offices, facilities and warehouses are strategically located in Canada, the United States and France. Following the acquisition of MultiChem in January 2005, Atrium has 234 employees, including 16 involved in business and product development, 86 in production and logistics, and 98 in sales and marketing. Many of its sales and marketing employees have a scientific background in order to support its sophisticated customers.

Active Ingredients & Specialty Chemicals Division

The Active Ingredients & Specialty Chemicals Division offers more than 1,500 value-added products, of which 44 are high-value proprietary active ingredients developed, acquired or in-licensed by Atrium. The balance is sourced from third-party manufacturers, including major multinational companies such as Ajinomoto, Ciba and Dow Chemical. Atrium is the sole marketer for a majority of these third-party products in key markets in which it has a direct sales force. Its product portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients.

Its products enhance customers' end products by improving performance, providing essential product attributes, lowering costs and simplifying manufacturing processes. In particular, 44 proprietary active ingredients, mostly derived from biotechnologies, have proven biological activities and are key value drivers of customers' finished products. The non-proprietary value-added products complement the product portfolio, help it achieve industry diversification to maximize the potential of its products, and build critical mass with strategic customers. These non-proprietary products have diverse applications. They are used, among other things, in the manufacturing of drugs and value-added foods and in numerous industrial applications. To offer a complete solution to customers, Atrium also provides scientific, technical and regulatory support to assist in the development of innovative products.

Atrium sells to approximately 2,000 manufacturers in the cosmetics, pharmaceutical, chemical and nutrition industries. Major customers of the Active Ingredients & Specialty Chemicals Division include Akzo Nobel, Clarins, DuPont, Estée Lauder, Guerbet, L'Oréal, L.V.M.H., Nestlé, Novartis, Olymel, Patheon, Pfizer, Pierre Fabre and Servier. In North America and Europe, Atrium sells its products through its own sales and marketing organization The proprietary active ingredients are also marketed through a network of more than 30 specialized distributors in approximately 30 countries. The sophisticated logistics systems enable Atrium to service its customers on a timely basis. The proprietary active ingredients are either manufactured in-house or outsourced to reliable contract manufacturers.

Health & Nutrition Division

Through the Health & Nutrition Division, Atrium develops, manufactures and markets more than 350 proprietary health and nutrition finished products. These products are generated primarily from natural sources and include vitamins, minerals and specialized products. Innovative and high-end, these products are not suited for mass market channels. They are sold primarily through healthcare practitioners, such as physicians, chiropractors and naturopaths, and are based on scientifically supported formulas to deliver the expected health benefits. Some of the products are manufactured using molecular separation biotechnology.

In the United States, Atrium sells its products through more than 30,000 healthcare practitioners. In addition, certain of its products are offered in more than 20 countries through a network of more than 25 distributors targeting niche markets. Virtually all of the products are manufactured in our state-of-the-art facilities in Quebec City, Quebec and Sudbury, Massachusetts.

3.2.2    Growth Strategy

Atrium continues to see significant opportunities to further develop its business in the high-growth and fragmented niche markets in which it operates. Its growth strategy is driven by two key principles: (i) to continuously increase its profitability; and (ii) to further solidify its leadership position in its core markets.

The key elements of its growth strategy are outlined below:

Organic Growth

Atrium has experienced sustained organic growth since the start of its operations as a result of a constant focus on high-value markets and activities. The strategy for continued organic growth is based on:

  (i)
  concentrating sales and marketing efforts on higher-margin products through an international commercialization network;

  (ii)
  increasing the penetration of high-growth niche markets where Atrium sees significant and profitable opportunities, such as China and Japan;

  (iii)
  strengthening and expanding relationships with industry leaders, to benefit from their strong growth potential;

  (iv)
  rapidly growing high-end proprietary product portfolio through product line acquisitions, in-licensing of innovative products and internal product adaptation and improvement; (v) collaborating with research-based organizations to gain access to new and innovative products without incurring full development costs; and

  (vi)
  expanding the portfolio of high-end non-proprietary product lines marketed exclusively to third parties, to complement product offering and increase overall profitability.

Continued Pursuit of Business Acquisitions

Atrium operates in highly fragmented industries with significant consolidation opportunities. To further solidify its leadership positions in its core industries and markets, Atrium intends to continue its disciplined strategy of acquiring leading and profitable businesses complementary to its operations. Based on its actual and ongoing mapping of the opportunities which are available in the markets in which it wishes to expand, and on its strict investment criteria, Atrium plans to specifically pursue the acquisition of:

  (i)
  businesses with new and innovative products, in order to broaden its proprietary cosmetic active ingredient and health and nutrition product portfolios;

  (ii)
  leading businesses in high-value market niches to strengthen the position of its Health & Nutrition Division in Canada and the United States, and to establish this division in Europe; and

  (iii)
  leading businesses to strengthen the position of its Active Ingredients & Specialty Chemicals Division in Canada and Europe, and to establish a presence for this division in the United States.

Successful integration is a key component of its acquisition strategy. Atrium forms a multidisciplinary team to work with the management of the targeted business to develop a comprehensive integration plan. The integration plan for each acquired business is developed based on its assessment of its key success factors and the specific market environment. Initially, Atrium observes the dynamics of the operation and the corporate culture in order to make adjustments to the integration plan. In their experience, key employees of the acquired business are generally the driving force behind the successful integration of the business. Their commitment to the integration plan is therefore essential to the achievement of anticipated synergies. The integration plan is adjusted as necessary based on periodic performance evaluations.

3.2.3    Products

Atrium offers a comprehensive product line consisting of more than 1,500 active ingredients and specialty chemicals and 350 health and nutrition finished products. These include 408 proprietary products, of which 49 were developed internally, 349 were acquired and ten were in-licensed from third parties. The non-proprietary value- added products allow Atrium to complement its product portfolio, achieve strategic diversification to maximize the potential of its products and build critical mass with its customers. This broad product portfolio plays an important role in providing the differentiating factors required by its customers to compete in their markets. In order to increase the breadth and innovative character of its product offering, Atrium intends to continue to acquire, in-license and develop new proprietary products.

Atrium has built a solid reputation as a reliable provider of quality products, which contributes to long-term repeat business. The efficacy and safety of its proprietary products have been thoroughly documented. Quality control of all of its proprietary products includes testing by independent laboratories.

Active Ingredients & Specialty Chemicals Division

The Active Ingredients & Specialty Chemicals Division offers more than 1,500 value-added products, of which 44 are high-value proprietary active ingredients developed, acquired or in-licensed by Atrium. The balance are sourced from third-party manufacturers, including major multinational companies such as Ajinomoto, Ciba and Dow Chemical. Atrium is the sole marketer for a majority of these third-party products in key markets in which Atrium has a direct sales force. Its product portfolio includes active ingredients, specialty lipids, chemical synthesis intermediates, functional chemicals, innovative additives, preservatives and excipients. Its products provide the expected biological activity, differential taste or texture, and appearance for customers' end products, or otherwise contribute to their overall performance.

To efficiently sell its products, Atrium also offers to customers the scientific, technical and regulatory support needed to better understand the potential uses of its products and to reduce the development time of its finished products. This is essential to the success in marketing scientific value-added products. Its experts share application ideas, help resolve formulation or application challenges and support customers' new product development efforts and regulatory compliance.

Atrium commercializes active ingredients and specialty chemicals in the cosmetics, pharmaceutical, nutrition and chemical industries, as described below.

Cosmetics Industry

In the cosmetics industry, the product portfolio is comprised of active ingredients, specialty additives, excipients, surfactants, preservatives, sunscreens, pigments and lacquers. They include performance enhancers for skin care, hair care and makeup products, designed to improve the safety, efficacy, texture and stability of the customers' finished products.

The main proprietary products consist of cosmetic active ingredients targeting primarily the fast growing anti-ageing and skin care market segments. Certain of these products were developed in-house, while the majority were acquired or in-licensed by Atrium. Most of Atrium's key proprietary active ingredients are subject to clinical studies, some of which are conducted in collaboration with industry leaders.

Pharmaceutical Industry

In the pharmaceutical industry, Atrium commercializes excipients, preservatives, flavouring agents and active pharmaceutical ingredients ("APIs") such as peptides, nucleotides, amino acids, antibiotics and sulfamides. APIs are marketed to both ethical and generic drug manufacturers. For generic drugs, Atrium often provides clients with both the ingredients and their complete registration file; it may adapt the latter to comply with regulatory requirements.

Some of the APIs which Atrium commercializes are: (i) articaine, an anesthetic used in dentistry; (ii) progesterone, used in menopause-discomfort drugs; (iii) quinine, an anti-paludic used in the treatment and prevention of malaria; and (iv) polyvinylpyrrolidone iodine, an antiseptic used in applications such as operating field disinfection.

The following are certain of Atrium's formulation additives: (i) amino acids used in parenteral nutrition; (ii) vitamin E-TPGS, an exclusive form of vitamin E used to facilitate the oral absorption of anti-cancer drugs; and (iii) sodium benzoate, an excipient used as a key component in various drugs.

Nutrition Industry

In the nutrition industry, Atrium commercializes processing aids, antioxidants, vitamins, minerals, preservatives and flavouring and texturing agents for manufacturers of dietary supplements, food and animal feed. These ingredients are used to enhance product formulation, nutritional value and taste, for better acceptance by consumers.

The following are certain of the products: (i) inuline, known for its bifidogenic prebiotic action, used in transformed nutrition products for diabetics, newborns and children, and in healthy foodstuffs; and (ii) lactoserum protein hydrolyzates, used in hypoallergenic nutrition for athletes and children, and in geriatric and hospital nutrition.

Chemical Industry

In the chemical industry, Atrium markets specialty chemicals which are used in a wide variety of industries such as coatings, construction, plastics, rubber, textile, ink, automotive, photography, paint, electronics and adhesives. Atrium also commercializes chemical synthesis intermediates and building blocks which are primarily used in the manufacturing of pharmaceutical products.

Some of the products that Atrium markets to the chemical industry include: (i) L-Norvaline, a chemical synthesis intermediate used to produce a drug for the treatment of hypertension and heart failure; (ii) Benzoflex 9-88SG, a safe plasticizer used in polyurethane ink roll coatings as a substitute for phthalates, some of which are considered carcinogenic by the FDA; (iii) Ajicure MY-24, an innovative additive incorporated in a product which is used in the automotive industry as a replacement for bitumen-based protection in a car's lower body, as a sound insulator and anti-vibration component; and (iv) interferential pigments, which are the most technically advanced pigments today, and are used in bank notes for protection against counterfeiting and in other security applications.

Health & Nutrition Division

Through the Health & Nutrition Division, Atrium develops, manufactures and markets more than 350 proprietary health and nutrition finished products. These products, which are designed by doctors and nutritionists, are generated primarily from natural sources and include vitamins, minerals and specialized products. Innovative and high-end, these products are not suited for mass market channels. They are sold primarily through healthcare practitioners, such as physicians, chiropractors and naturopaths, and are based on scientifically supported formulas to deliver the expected health benefits. In selected international markets, some of the finished products are also sold under private label. In order to reduce the possibility of allergic reactions, all of Pure Encapsulations' products and virtually all of Atrium's other health and nutrition products are free of preservatives and additives. Atrium's products are recognized by customers for their purity, safety, efficacy and the full disclosure on their labels. All finished products are tested by independent laboratories to confirm label accuracy.

The following describes Atrium's main health and nutrition product lines, all of which are proprietary:

CarTCell Product Line

CarTCell is a complex of natural molecules obtained from marine biomass using molecular separation biotechnology. The product line is comprised of eight different products. Comitris, a more potent version of the initial product, was launched in North America and Europe in January 2005 and helps maintain healthy angiogenic balance and blood parameters. It is typically used by people having critical or debilitating conditions, to help improve their quality of life. The CarTCell product line has been successfully commercialized internationally since 1992.

NatCell Product Line

The NatCell line of products is obtained from various biomasses using molecular separation biotechnology. It consists of more than 10 different products, the most popular being NatCell Thymus, Cytofactors, Zepatix and CF Support. They have different functions depending on the mix of peptides and molecules. Some help maintain a healthy immune function while others help maintain energy levels or contribute to healthy ageing. The NatCell product line has also been successfully commercialized internationally since 1992.

Pure Encapsulations Product Line

The Pure Encapsulations product line is comprised of more than 300 products offered in various formats to satisfy the needs of healthcare practitioners. Pure Encapsulations' products have been offered to healthcare practitioners since 1991. All products contain quantities of vitamins, minerals, nutrients, amino acids or herbal extracts with scientifically-proven health benefits. Pure Encapsulations uses only premium natural hypoallergenic products in the manufacturing of its supplements. All capsules are vegetable-based. Key products include highly potent and natural multi-vitamins for adults and children, specialized nutrition products such as UltraNutrient, Nutrient 950 and PediaNutrients, high-end antioxidants such as CoQ10, and condition-specific products such as the Macular Support Formula, designed to protect and support the central area of the retina, responsible for sharp vision.

3.2.4    Competition

The competition faced by these two divisions is as follows:

Active Ingredients & Specialty Chemicals Division

The markets for active ingredients are highly fragmented. The majority of Atrium's competitors in this segment are privately owned while others are part of larger specialty chemicals or commodity groups such as Arch Chemicals, Cognis, Croda, DSM, Lonza and Symrise. Smaller competitors include Codif, Coletica, Pentapharm, Secma and Silab. While some of our competitors offer active ingredients coming strictly from botanical or marine sources, Atrium offers a comprehensive portfolio derived from diverse sources and using various biotechnologies.

There are numerous specialty chemicals producers around the world, resulting in a very fragmented market. Certain segments of the specialty chemicals industry are dominated by large multinational groups such as BASF, Clariant, Degussa, Dow Chemical, DSM and Lonza. For specialty chemicals developed by companies such as Ajinomoto, Ciba and Dow Chemical, Atrium acts as a channel partner, commercializing selected products on an exclusive basis to its wide base of customers in Europe. The competition in this industry consists primarily of manufacturers of specialty chemicals similar to those which Atrium markets for third parties.

Health & Nutrition Division

The health and nutrition industry is vast and competitive. Product quality and distribution channels vary widely; the latter include retail chains, multi-level marketing organizations and web-based retailers. In retail and mass market channels, there are a great number of brands and price points are generally low. To avoid competing on such grounds, Atrium markets primarily to healthcare practitioners, who in turn sell Atrium's products to their patients.

There are a multitude of competitors in the United States, which is Atrium's primary market. Atrium's main competition in sales to healthcare practitioners comes from privately-owned businesses such as Douglas Laboratories, Metagenics, Thorne Research and Standard Process. The European and Asian markets are even more fragmented. They are characterized by a much greater number of smaller privately-owned businesses, often operating as part or a spin-off of treatment clinics. Atrium believes that it distinguishes itself from competitors with the consistency and quality of its products, which are all supported by scientific literature or evidence. Atrium is also among the very few companies to provide full disclosure of all ingredients in its formulations and to offer an open plant policy to healthcare practitioners who want to inspect facilities.

3.2.5    Manufacturing and Supply

Atrium operates two state-of-the-art manufacturing facilities, where it manufactures virtually all of its proprietary products. The first is in Quebec City, Quebec, where Atrium produces health and nutrition finished products and cosmetic active ingredients using molecular separation biotechnology equipment. The second is in Sudbury, Massachusetts, where Atrium blends, encapsulates and bottles health and nutrition finished products. Based on its expected growth rate, Atrium believes that its manufacturing capacity will be sufficient to meet its requirements for at least the next three years without having to incur significant capital expenditures. The policy is to limit investment in manufacturing assets, except when deemed strategic in terms of know-how or consistency of supply.

For the limited number of proprietary products that Atrium does not manufacture in-house, Atrium relies on a solid network of contract manufacturers located in North America and Europe. All production is rigorously controlled by its scientific and technical team. Production outsourcing minimizes investment in capital equipment. In order to meet its volume requirements over the next several years, Atrium has developed relationships with selected contract manufacturers. Atrium is not dependent on any such contract manufacturer. Atrium is of the view that, if necessary, its current selected contract manufacturers could be replaced with minimal disruption to its operations.

To supply products to customers in a timely manner, Atrium has developed an expertise in international logistics. Atrium uses advanced information technology (IT) systems and detailed procedures to optimize the logistics operations. Relying on a network of warehouses strategically located in North America and Europe, Atrium is able to supply all of its customers within very short delays. In France, the main warehouse for the Active Ingredients & Specialty Chemicals Division is fully computerized with a wireless network linking fork-lifts with computer systems for on-time and accurate control of inventory and shipping. In Sudbury, Massachusetts, the sophisticated computer system supports the customer service and shipping teams, enabling them to meet Atrium's 48-hour delivery policy for all health and nutrition products.

3.3    RISK FACTORS

Our business entails significant risks. In addition to the usual risks associated with a business, you will find at pages 20 to 22 of our annual Management's Discussion and Analysis ("MD&A") dated March 10, 2005, for the financial year ended December 31, 2004, a general description of certain significant risk factors which are applicable to our business, which pages are incorporated by reference into this Annual Information Form.

ITEM 4.    DIVIDENDS

4.1    DIVIDENDS

Since its incorporation, we have not paid any dividends and we do not anticipate paying any dividends in the foreseeable future.

ITEM 5.    GENERAL DESCRIPTION OF CAPITAL STRUCTURE

5.1    GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of shares of the following classes:

  •
  Common Shares:  The holders of the Common Shares are entitled to one (1) vote for each Common Share held by them at all meetings of shareholders, except meetings at which only shareholders of a specified class of shares are entitled to vote. In addition, the holders are entitled to receive dividends if, as and when declared by our Board of Directors on the Common Shares. Finally, the holders of the Common Shares are entitled to receive the remaining property of the Company upon any liquidation, dissolution or winding-up of the affairs of the Company, whether voluntary or involuntary.

  •
  Preferred Shares:  The First and Second Preferred Shares are issuable in series with rights and privileges specific to each class. The holders of Preferred Shares are not entitled to receive notice of or to attend or vote at meetings of shareholders.

All classes are without nominal or par value. As at March 1, 2005, there were 46,139,814 Common Shares and no Preferred Shares issued and outstanding.

ITEM 6.    MARKET FOR SECURITIES

6.1    TRADING PRICE AND VOLUME

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") and are quoted on the NASDAQ National Market ("NASDAQ").

The following table sets forth, for the periods indicated, the reported high, low, and closing sale prices (in Canadian dollars) and the volume of our Common Shares traded on the TSX.

	Low ($)	High ($)	Close ($)	Volume (#)
Jan 2004	4.12	5.20	5.00	2,240,497
Feb 2004	5.00	8.63	8.04	10,690,379
Mar 2004	7.07	9.05	8.65	3,124,931
Apr 2004	8.30	11.50	10.62	5,140,899
May 2004	9.21	11.38	10.84	3,302,454
Jun 2004	7.25	11.05	7.77	4,187,816
Jul 2004	5.22	7.75	5.75	2,739,755
Aug 2004	5.42	7.21	7.00	1,957,293
Sep 2004	6.85	8.38	7.17	3,130,450
Oct 2004	6.50	8.00	6.58	1,631,355
Nov 2004	6.55	8.25	7.56	2,515,803
Dec 2004	7.15	8.15	7.50	1,124,134

ITEM 7.    ESCROWED SECURITIES

7.1    ESCROWED SECURITIES

As part of the acquisition of all issued and outstanding shares of Echelon on January 5, 2005, a number of our Common Shares were deposited in escrow as summarized in the following table:

ESCROWED SECURITIES

Designation of Class	Number of Securities Held in Escrow	Percentage of Class (%)
Common Shares	66,586(1)	0.14%

(1)
US Bank National Association acts as the escrow agent pursuant to an escrow agreement dated January 5, 2005. All of such escrowed Common Shares will be released from escrow on the first anniversary of the date of the acquisition, which will be January 5, 2006.

ITEM 8.    DIRECTORS AND OFFICERS

8.1    DIRECTORS

Our Board of Directors currently consists of nine directors. Each director remains in office until the following annual shareholders' meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant as a result of his or her death, removal or any other cause.

The following table sets forth, for each director, the name, position, province, state or city of residence, principal occupation, security holdings, and the period during which he or she has acted as a director:

Name and Place of Residence	Principal Occupation	Director Since	Number of Common Shares Held and %
Marcel Aubut Quebec, Canada	Managing Partner Heenan Blaikie Aubut (law firm)	1996	45,000	0.1%
Stormy Byorum(1) New York, USA	Senior Managing Director Stephens Cori Capital Advisors, LLC (strategic and financial advisory services company)	2001	12,000	0.03%
Éric Dupont, PhD(2) Quebec, Canada	Executive Chairman of the Board Æterna Zentaris Inc.	1991	3,758,413	8.15%
Prof. Dr. Jürgen Engel Frankfurt, Germany	Chairman and Managing Director Zentaris GmbH (a subsidiary of the Corporation) Executive Vice President, Global R&D and Chief Operating Officer Æterna Zentaris Inc.	2003	—	—
Jürgen Ernst(3) Brussels, Belgium	Former Managing Director Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	—	—
Gilles Gagnon Quebec, Canada	President and Chief Executive Officer Æterna Zentaris Inc.	2002	70,617	0.15%
Pierre Laurin, PhD(2) Quebec, Canada	Executive in Residence HEC Montréal (management faculty of university)	1998	11,200	0.02%
Gérard Limoges, FCA(1)(4) Quebec, Canada	Corporate Director	2004	—	—
Pierre MacDonald(1)(2) Quebec, Canada	President and Chief Executive Officer MacD Consult Inc. (a consulting company)	2000	10,000	0.02%

(1)
Member of the Audit Committee.

(2)
Member of the Corporate Governance Committee.

(3)
Mr. Ernst was appointed director in order to fill a vacancy on the Corporation's Board of Directors on February 25, 2005.

(4)
Mr. Limoges was appointed director in order to fill a vacancy on the Corporation's Board of Directors on December 14, 2004.

8.2    EXECUTIVE OFFICERS

The table below sets forth the name, province, state or city of residence and the position with Æterna Zentaris of each of its executive officers on the date hereof.

Name and Place of Residence	Principal Occupation
Éric Dupont, PhD Quebec, Canada	Executive Chairman of the Board
Gilles Gagnon Quebec, Canada	President and Chief Executive Officer
Prof. Dr. Jürgen Engel Frankfurt, Germany	Executive Vice President, Global Research and Development and Chief Operating Officer
Dr. Eckhard Günther Frankfurt, Germany	Vice President, Drug Discovery
Mario Paradis, CA Quebec, Canada	Senior Finance Director and Corporate Secretary
Dr. Matthias Rischer Frankfurt, Germany	Vice President, Pharmaceutical Development
Dr. Manfred Peukert Frankfurt, Germany	Vice President, Medical Affairs
Dennis Turpin, CA Quebec, Canada	Vice President and Chief Financial Officer

During the past five years, directors and executive officers mentioned above have held their present principal occupations, except as indicated below.

Prof. Dr. Engel has been Chairman and Managing Director of Zentaris GmbH since January 2003. Previously, he was Chief Executive Officer of Zentaris AG after having been head of Corporate Research and Development, including drug discovery, at Asta Medica AG in Frankfurt, Germany.

Head of drug discovery at Zentaris AG since January 2001, Dr. Günther has more than 15 years of experience in the biotechnology and biopharmaceutical industries, as a researcher as well as a manager. At Asta Medica, he was Group Leader Planning & Controlling, Research Coordination and Head of Research Coordination, before becoming Head of Medicinal Chemistry Oncology.

Mario Paradis was named Corporate Secretary on February 27, 2004. He joined the Company as Finance Director in June 1999.

In addition to his current function as Medical Director at our subsidiary in Germany, Dr. Manfred Peukert, MD, was appointed Vice President, Medical Affairs. Dr. Peukert is a seasoned executive who spent more than 30 years in the pharmaceutical industry. He joined Asta Medica in 1976 where he held several executive positions up to Global Head of Medical Research activities. He has a broad experience in many therapeutic areas with a specific expertise in the management of medical research projects in oncology and endocrinology.

Since January 2001, Dr. Matthias Rischer has been Head of the Pharmaceutical Development at Zentaris. Between 1992 and 1999, he was a top executive at the multinational Asta Medica, as Head of two analytical labs in the Department of Pharmaceutical Development before becoming Head of the Department of Pharmaceutical Development Analytics. He had overall analytical responsibility for new projects for the treatment of several diseases such as cancer, diabetes, Parkinson's and infertility.

Our directors and executive officers, as a group, beneficially own or control, directly or indirectly, approximately 8.5% of our issued and outstanding Common Shares. Collectively, our directors and executive officers beneficially own or control, directly or indirectly, less than 1% of Atrium's voting securities.

8.3    CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To our knowledge and based upon information provided to us by our directors and executive officers, none of such directors or executive officers:

  (a)
  is, as at the date of this Annual Information Form, or has been, within 10 years before the date of this Annual Information Form, a director or executive officer of any company (including Æterna Zentaris) that, while such person was acting in that capacity:

  (i)
  was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii)
  was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii)
  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or

  (b)
  has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; or

  (c)
  has, since January 1, 2001, been subject to:

  (i)
  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

  (ii)
  any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision;

except for:

Mr. Marcel Aubut, who served as a director of Albums DF Ltée, a privately held company based in Longueuil, Quebec, from September 5, 1997 to September 16, 2003, which company became bankrupt on December 6, 2003; and

Mr. Pierre Laurin, who, from May 1999 to May 2003, served as a director of Microcell Telecommunications Inc. ("Microcell"). Microcell entered into a Plan of Reorganization and of Compromise and Arrangement with its creditors and shareholders effective May 1, 2003 pursuant to the Companies' Creditors Arrangement Act (Canada). Mr. Laurin was a member of the Special Committee of the Board of Directors of Microcell created in connection with the foregoing restructuring.

ITEM 9.    LEGAL PROCEEDINGS

9.1    LEGAL PROCEEDINGS

There are no outstanding legal proceedings to which we are party, nor, to our knowledge, are any such proceedings contemplated.

ITEM 10.    TRANSFER AGENT AND REGISTRAR

10.1    TRANSFER AGENT AND REGISTRAR

The name and principal address of the registrar and transfer agent for the Common Shares, being the only class of our publicly listed securities, is indicated below:

National Bank Trust Inc.
1100 University Street, 9th Floor
Montreal, Quebec H3B 2G7

ITEM 11.    MATERIAL CONTRACTS

11.1    MATERIAL CONTRACTS

We have not, during our financial year ended December 31, 2004, entered into any material contracts other than contracts in the ordinary course of business.

ITEM 12.    INTERESTS OF EXPERTS AND AUDIT COMMITTEE DISCLOSURE

12.1    NAMES AND INTEREST OF EXPERTS AND AUDIT COMMITTEE DISCLOSURE

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Place de la Cité, Tour Cominar, 2640 Laurier Boulevard, Suite 1700, Sainte-Foy, Quebec, G1V 5C2. To our knowledge, our auditors do not have any registered or beneficial interest, directly or indirectly, in any of our Common Shares. All information related to external auditor service fees and the disclosure required in respect of audit committees under Multilateral Instrument 52-110 — Audit Committees is set forth at pages 14 to 16 of our Management Proxy Circular dated March 7, 2005 under the Section "Audit Committee Disclosure", which pages are incorporated herein by reference. Our Management Proxy Circular is available at www.sedar.com.

ITEM 13.    ADDITIONAL INFORMATION

13.1    ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, the principal securityholders of the Company, securities authorized for issuance under equity compensation plans and interests of insiders interested in material transactions, is contained in our Management Proxy Circular dated March 7, 2005, available on SEDAR at www.sedar.com. Additional financial information is provided in the Company's consolidated financial statements and MD&A for the financial year ended December 31, 2004.

All information incorporated by reference into this Annual Information Form is contained or included in one of our continuous disclosure documents filed with the Canadian securities regulatory authorities which may be viewed on SEDAR at www.sedar.com. Where a section of this Annual Information Form incorporates by reference information from one of our other continuous disclosure documents, such section makes specific reference to the document in which such information is originally contained or included, as well as to the relevant page and/or section.

ITEM 14.    FORWARD-LOOKING STATEMENTS

14.1    FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, business conditions in the pharmaceutical and related industries, as well as the general economy, changes in governmental regulation, changes in the healthcare industry, competitive factors such as those influencing expenditures for research and development, or the availability of markets for the Company's products. The Company disclaims any intention, and assumes no obligation, to update these forward-looking statements.

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Exhibit 1
ANNUAL INFORMATION FORM FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004
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